August 16, 2005

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn: Tracey McKoy, Division of Corporation Finance

      RE:    Northwest Pipe Company
             Form 10-K for the fiscal year ended December 31, 2004 Filed March 11, 2005
             File No. 0-27140

Dear Ms. McKoy:

Thank you for your additional comment regarding the above referenced filing, and our original response letter dated July 28, 2005. The following sets forth the comments made in your letter dated August 2, 2005 and our response thereto:

Segments, Prior Comment 7

      1. Comment: You state that the Poz-Loc Traffic Systems are not considered a reportable segment because discrete financial information is not available. It is unclear to us how you are able to make decisions concerning the allocation of resources to this business, or to assess its performance in the absence of discrete financial information. You say that you combine the information of Poz-Loc Traffic Systems with Tubular Products. Please provide us with the pre-combined information for Poz-Loc Traffic Systems. We assume that as part of your normal internal control structure you require information to assess this ongoing business. Provide us with an example of your internal management reports for the Tubular Products.

We also note that the nature of Poz-Loc products is different than that of other Tubular products, requires specific and differing government approval and is sold through different marketing channels.

You say that you do not consider Propane Tanks to be a reportable segment as it does not meet the quantitative thresholds of paragraph 18. However this does not mean that it, or Poz-Loc, may be aggregated with another reportable segment unless it meets all of the aggregation criteria in paragraph 17. Considering the nature of the products, it does not appear that they meet such criteria.

      Response: To clarify our previous response, Poz-Loc Traffic Systems is a product line within the Tubular Products segment and should not be considered a reportable segment as, per paragraph 16 of SFAS 131, Poz-Loc Traffic Systems has not been identified as an operating segment. Further, performance of our managers is measured based on results of the Tubular Products group as a whole, or by performance of a facility, as opposed to results on a product line basis. Poz-Loc Traffic Systems products are manufactured in the same facility as our other tubular products, are produced using the same manufacturing process, are sold by the same sales force, use similar marketing and distribution methods, and are managed by the same individuals. While Poz-Loc Traffic Systems should not be considered an operating segment, in accordance with paragraph 37, we will consider disclosing revenue information by individual product line in future filings.

Although we believe that separate reporting of Propane Tanks does not add significantly to an investor's understanding of our business, and we continue to be concerned about the level of sensitive information we are providing in this competitive industry, we will, as requested, discontinue aggregating Propane Tanks with Tubular Products, and disclose "Other Fabricated Products" as a separate reportable segment. This segment will encompass Propane Tanks and other fabricated products that are manufactured within the same Monterrey facility, and applicable disclosures will be made.

If you have any questions or require additional information, please call me at
(503) 946-1200 or fax me at (503) 240-6615.

Respectfully yours,


/s/ John D. Murakami
--------------------
John D. Murakami
Chief Financial Officer